J Sainsbury plc

03 JUN -2 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

82-913

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA



03022314

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 21 May 2003

SUPPL

Dear Sir

Preliminary Results 2002/2003

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 21 May 2003 in respect of the Company's Preliminary Results.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

dlw 6/6

21st May 2003

J Sainsbury plc - Preliminary Results for the 52 weeks ending 29 March 2003

Group Highlights

- Underlying profit before tax of £695 million up 10.8% (2002: £627 million)[1]
- Profit before tax of £667 million up 16.8% (2002: £571 million)
- Proposed final dividend per share of 11.36 pence up 5%
- Underlying earnings per share of 24.2 pence up 12.6% (2002: 21.5 pence)[1]
- Basic earnings per share of 23.7 pence up 24.1% (2002: 19.1 pence)

Sainsbury's Supermarkets

- Total sales of £15,301 million up 3.0% (2002: £14,860 million)[2]
- LFL Sales up 2.3% (including petrol)[3]
- Underlying operating profit of £572 million up 13.3% (2002: £505 million)[4]
- Cost savings of £210 million delivered. On track to achieve £700 million by March 2004
- Cumulative cost savings extended to £960 million by March 2005
- Store, IT and supply chain modernisation on track
- 10,000 jobs created to improve customer service

Sainsbury's to You

- Sales up 71% year on year significantly out-performing online grocery market
- On track to break even in second half of 2003/04

Sainsbury's Bank

- Accelerated growth strategy
- Customer numbers up 29%

Shaw's

- Continued strong performance
- Sales of $4,436 million up 1.2% (2002: $4,385 million)[2]
- LFL sales growth up 0.9%[3]
- Underlying operating profit up 9.7 % to $215 million (2002: $196 million)[4]

1 Before operating exceptional costs, non-operating exceptional items and amortisation of goodwill
2 Including VAT in Sainsbury's Supermarkets Limited and sales tax in Shaw's
3 Easter adjusted
4 Before exceptional operating costs and amortisation of goodwill

Sir Peter Davis, group chief executive said:
"We have made sound progress and continued to deliver on our promises during the past year despite increasingly tougher market conditions. We are reporting a second consecutive year of double-digit growth in underlying Group profit before tax at 10.8 per cent and an increase in underlying operating profit growth for Sainsbury's Supermarkets of 13.3 per cent. In the US, Shaw's has had an excellent year despite difficult economic conditions, achieving a 9.7% increase in underlying operating profit.

"In the UK we have made significant achievements in modernising our business through our transformation programme and continued to deliver an improved sales performance despite more normal market growth following the previous year's buoyant conditions.

"We delivered £210 million of cost savings, £10 million above target giving a cumulative total of £460 million. We are confident we can deliver £250 million of savings in 2003/04 exceeding our March 2004 target of £700 million and also expect further savings of at least £250 million in 2004/05 to extend the cumulative total to £960 million. UK capital expenditure peaked at £1,035 million due to the high level of Business Transformation activity and will reduce to around £800 million for 2003/04. Shaw's capital expenditure in 2003/04 will increase due to a significant increase in sales area and we estimate Group capital expenditure to be £1.1 billion.

"The Group has increased its return on capital employed from 11.1 per cent to 11.5 per cent in a year of significant capital investment. Overall we remain confident we are making real progress across the Group to achieve our targets"

Sir George Bull, chairman said:
"We have delivered another year of major progress against our key corporate objectives delivering Group underlying profit before tax growth in excess of 10 per cent for the second year running. As a result the Board proposes a final dividend of 11.36 pence per share, which is an increase of 5% over last year. The total proposed dividend for the year is 15.58 pence, which represents an increase of 5% on last year and dividend cover of one and half times. This increase reflects the Directors' aim to continue to deliver double-digit profit growth during the coming year and, if achieved, to increase the dividend by 5%, thereby recognising the need to restore dividend cover."

Sainsbury's Supermarkets - Quality, Choice and Service at Competitive Price
Differentiation in terms of Quality, Choice and Service at competitive price is the focus of our brand. We know our customers want choice including superior ranges and 70 per cent regularly buy our biggest sub brand, Taste the Difference, made with extra time, care and attention.

During the past year we have continued to win important industry awards underlining our product quality such as Fresh Produce Retailer of the Year, Wine Retailer of the Year and the Honest Food Award. We were elected the Soil Association's Organic Supermarket of the Year and source more organic products from the UK than the industry average. We continue to support British producers and overall we source over 90 per cent of fresh foods that can be sourced in the UK from the UK.

We match competitors on the price of basic everyday lines and score well in the industry's most respected basket survey - the Grocer 33. The survey also tracks availability and service and again we achieve consistently high scores as we offer customers a much wider choice of food and grocery products in our stores.

In April 2003 we launched a major service initiative, Scan and Pack, creating 10,000 new jobs to significantly improve our check-out service. Early results are encouraging with significant reductions in queue lengths already achieved.

Non-Foods
Developing our non-food offer to meet our customer needs is another priority and we have strengthened our specialist team this year. Customers want us to focus on food but also develop non-food ranges the Sainsbury's way - offering quality and choice at good value prices. Our store portfolio has changed considerably over recent years as we have introduced convenience stores and increased the number of larger stores. We now have 152 stores over 40,000 sq ft. Extensions, format development and new stores all provide additional space for exciting new non-food ranges starting this autumn.

We are committed to growing our own Health and Beauty offer. During the year we introduced Active Naturals, our first major own label health, beauty and household range with products containing at least two natural ingredients. We also successfully tested an enhanced Sainsbury's offer by increasing our range to 6,000 products and are now adding new own-label and international brands. To minimise customer disruption roll-out is being combined with that of the new non-food ranges.

Nectar
In September 2002 we launched our new customer loyalty programme with Barclaycard, BP and Debenhams. Just two months after launch Nectar became the UK's largest loyalty programme with over 11 million active users.

Customers prefer Nectar to our previous Reward Card, participation is higher and cross party redemptions - a key sales driver - have increased. Collector numbers have continued to grow with the addition of Threshers. The offer will be strengthened further as the extended sponsor group of Vodafone, Ford Motor Company and Adams Childrenswear come on board providing more opportunities to earn points. Additional sales build up will come through over time.

Nectar also provides a wealth of data to help shape our offer and target potential new customers. It has helped us increase our direct marketing to an additional one million people.

Reinvigorating our Stores
During the year we opened 15 new supermarkets and 24 Locals. We are also well advanced with our store reinvigoration programme. This year we delivered 40 refurbishments and 29 extensions bringing the cumulative total to over 230 stores. Cumulative ultimate sales uplifts of 7 per cent and 23 per cent respectively have been achieved resulting in post tax real returns above our cost of capital. In total we added 850,000 sq ft of selling space. The reinvigoration activity is planned to reduce in 2003/04 to 10 refurbishments and 23 extensions. We have gained many insights from our work on stores and continue to adapt the programme going forward, implementing learnings and benefits across our estate and testing new concepts and ranges in line with market conditions.

Our Local format is well established with 57 stores and the convenience sector provides a real opportunity to create value. We have also used selected stores as test beds for new concepts and ranges. Our store at Hazelgrove (Manchester) which trialled technology led service initiatives won Retail Week's 'Retail Launch of the Year' award and we are now rolling out some key elements across our network. In April 2003 we opened Sainsbury's Market at Bluebird on London's Kings Road where we trial new ranges and showcase our passion for food whether fresh, regional or seasonal.

Modernising Information Technology Systems
IT is a major enabler as we upgrade and modernise our company and we have made considerable progress updating our infrastructure in association with Accenture. We installed new electronic point-of-sale equipment and in-store computer systems in 318 stores and 132 petrol filling stations in 2002/03 and have continued this programme in the new financial year. Averaging 18 conversions a week we now have 395 stores and 142 petrol stations using the new technology and believe this is the fastest such roll-out by a UK retailer. Around 100,000 colleagues will also have been retrained when the programme is completed this summer. We are now replacing core systems in our buying, ranging and merchandising departments.

Driving Cost Efficiencies
We are on track to deliver in excess of our increased total of £700 million cost savings by March 2004. We achieved savings of £210 million this year giving a cumulative total of £460 million and are confident we will deliver £250 million of savings in 2003/04. Further cost savings of at least £250 million are now expected in 2004/05 extending our cumulative total to £960 million. Savings are being achieved across the business helping us to become a more efficient and competitive operator in the long term. We are also reviewing our Business Centre operation as the level of resource for our Business Transformation reduces and new systems and processes take effect. As the level of cost savings increase and transformation revenue costs reduce, operating margins will continue to improve towards the levels of our major competitors. In 2002/03 operating margins before Sainsbury's to You increased by 0.2 per cent to 4.0 per cent (VAT inclusive) and 4.3 per cent (VAT exclusive).

Rebuilding our Supply Chain
We are implementing unprecedented changes in our supply chain. Four new automated depots coming on stream along with new transport and warehouse management systems, will improve service to stores. Our 700,000 sq ft centre in Hams Hall (West Midlands) and a 690,000 sq ft Waltham Point (Hertfordshire) centre will each serve 80 stores. Our 550,000 sq ft Stoke (Staffordshire) centre for slower-moving products already serves 100 stores. It will deliver to 250 stores by the end of the year with the remainder of our estate served by our new Hoddesdon (Hertfordshire) depot, opening this autumn.

By March 2004 our new facilities will deliver 60% of our total network volume giving us a much more efficient and competitive supply chain.

Sainsbury's to You
We have strengthened our position in the UK online grocery market this year with sales up 71% year on year and like-for-like sales in existing postcodes up 41%. Independent data shows we have taken share from key competitors. We launched Sainsbury's to You in a further 29 stores bringing the nationwide total to 82 covering around 72% of UK households. We improved our website in July 2002 and higher volumes and better slot utilisation have both contributed to a 27% reduction in fulfilment costs per order. We are confident we will continue to grow market share and break even in the second half of 2003/04.

Sainsbury's Bank

Six months ago we announced a major decision to accelerate the growth of our Bank by maintaining profit levels to re-invest more in growth. We have continued to offer simple, consistently excellent value and results are very encouraging with a 29 per cent increase in our customer base year on year and with many customers taking more than one product. We have boosted sales with a number of cross category promotions, such as travel insurance on bottles of sun cream, car insurance on petrol vouchers and a pet insurance promotion with the launch of the '101 Dalmatians' video and DVD. We also embarked on our first national TV advertising campaign, featuring Jamie Oliver, which ran alongside in-store promotion.

Property and JS Developments

Our property division is focused on enhancing our store estate. As a result of this focus we announced in March 2003 our intention to sell JSD, our project based property development company. We also continue to look at ways of unlocking value from our property portfolio. We are redeveloping our former Stamford Street sites and in March 2003 announced the sale of four remaining properties on London's South Bank to Land Securities for over £38 million.

Shaw's Supermarkets

Shaw's continues to be a strong performer in the US despite difficult economic conditions. With total sales up 1.2 per cent (in dollars) and like-for-like sales up 0.9 per cent (Easter adjusted), performance is in the upper quartile compared to other US food retailers.

During the year we improved 32 of our 185 stores and successfully bid for 17 former Ames Department Stores. In 2003/04 we plan to increase selling space by 15 per cent. Our Prudential Center store opened in April 2003 and is our first flagship store in central Boston and focuses on creating a dynamic fresh foods department with a strong emphasis on food-to-go in our LaCarte Department. This ongoing development programme will consolidate our position as New England's second largest food retailer.

Shaw's now has over 5.4 million Card-holders, capturing 89% of all sales. Over 70% of customers use a Rewards Card, making the programme one of the top US performers. Since September 2002, using our experience in the UK we have also mined customer data and produced customer profiles to implement targeted marketing activities increasing promotional effectiveness and tailoring product ranges and choice.

We are also sharing the development of cost efficient processes. In the UK we have saved around £15 million by purchasing a range of goods through on-line auctions via the Global Net Xchange (GNX). In early 2003 Shaw's made its first purchase through a GNX auction and has now conducted 39 on-line negotiations.

Looking Forward

The coming year will be a period of huge change in our UK Business Transformation Programme and our aim remains to balance profit growth with sales growth while investing in our business. Following the softer sales performance in Quarter four we have taken action to improve sales with a significant investment in customer service creating 10,000 new jobs, today launched a major campaign on fresh food consolidating our lead in this area and will be following with our non-food launch in the autumn.

It will take a little time to show the full benefit of these activities and in the second half of this quarter we also face a challenge to beat our outstanding performance last year with the Royal Jubilee and successful sponsorship of the England football team in the World Cup. We will provide a full trading update on the first quarter at the AGM on July 23rd.

We believe we have a strong case for being allowed to bid for Safeway as our differentiated offer of quality products and greater choice at competitive prices offers a real alternative to price based operators. We believe the next few months could see significant change in the food retailing market and we are poised to take advantage.

Financial review

Group sales, including VAT and sales tax, from continuing operations were £18,495 million (2002: £18,198 million), an increase of 1.6 per cent.

Total underlying operating profit (before exceptional operating costs and amortisation of goodwill) from continuing operations at £752 million (2002: £679 million), was 10.8 per cent up on the previous year, driven by a 13.3 per cent increase in UK supermarket's profits. This growth was achieved despite an adverse dollar exchange movement and, as predicted, profits maintained at £22m, the same level as last year, in Sainsbury's Bank, resulting from the Board's decision to invest in the accelerated growth strategy.

Underlying profit before tax, exceptional items and amortisation of goodwill at £695 million (2002: £627 million) was 10.8 per cent up on the previous year, the second year of double digit profit growth.

Profit before tax, after exceptional items and amortisation of goodwill was £667million (2002: £571 million) an increase of 16.8 per cent.

Results from continuing operations

Sales and underlying operating profit were as follows:

	Sales [1] 2003		Underlying operating profit [2] 2003	
	£m	% change	£m	% change
Continuing operations				
Sainsbury's Supermarkets	15,301	3.0	572	13.3
Sainsbury's Bank	183	10.9	22	-
JS Developments	145	29.5	19	26.7
Shaw's Supermarkets (US)	2,866	(6.4)	139	1.5
Total	18,495	1.6	752	10.8

1 Includes VAT at Sainsbury's Supermarkets of £1,043 million and sales tax at Shaw's Supermarkets of £22 million.
2 Profit before exceptional operating costs of £55 million in Sainsbury's Supermarkets, £10 million in Shaw's Supermarkets and amortisation of goodwill of £13 million in Shaw's Supermarkets. A detailed profit and loss account is shown on page 8.
* All like-for-like sales are Easter adjusted.

Sainsbury's Supermarkets' sales increased by 3.0 per cent to £15,301 million (2002: £14,860 million). Like-for-like sales, including petrol*, were up 2.3 per cent for the year.

A total of £210 million in cost efficiencies, £10 million above target, were delivered in the year, in addition to the £90 million and £160 million in the last two years. The Board are confident of achieving £250 million of savings in 2003/04, thereby delivering in excess of the targeted £700 million by March 2004. Further cost savings of at least £250 million are expected in 2004/05.

Sainsbury's to You, the company's home delivery service, has improved its results due to the acquisition and retention of new customers increasing sales, lower customer acquisition costs and improved operating efficiencies. As a result, the loss reduced to £29 million this year from £50 million last year.

Sainsbury's Supermarkets' underlying operating profit was up by 13.3 per cent to £572 million (2002: £505 million). Operating margin (VAT inclusive, excluding Sainsbury's to You) increased from 3.8 per

cent to 4.0 per cent (VAT exclusive, excluding Sainsbury's to You, 4.1 per cent to 4.3 per cent). Going forward, as the level of cost savings increases and the revenue costs associated with the transformation programme reduce, the Board expects operating margins to continue to improve towards the levels of the company's major competitors.

Shaw's Supermarkets had another good year, underlying operating profit was up 9.7 per cent to $215 million (2002: $196 million), but up 1.5 per cent in sterling terms. Like-for-like sales,* up 0.9 per cent, was a satisfactory performance in difficult economic conditions. The store development programme, a significant contribution from the ex-Grand Union stores and excellent cost control, all contributed to strong profit growth.

Underlying operating margin continues to improve, increasing from 4.5 per cent to 4.8 per cent.

Sainsbury's Bank achieved net income growth of 31.1 per cent and maintained operating profits at £22 million (2002: £22 million), after substantial revenue investment in growing the long-term customer base of the business. Adjusting for a VAT credit in 2002, underlying profit increased by 10.0 per cent.

JS Developments made an operating profit of £19 million (2002: £15 million).

Net interest payable of £60 million was £11 million higher than the previous year, due to higher Group net borrowings. Capitalised interest increased to £22 million (2002: £16 million).

UK exceptional business transformation costs amounted to £55 million, including provisions for the costs of closure of two major depots. Over the last two years, these costs have been in line with the Board's original indications of between £35 million and £50 million per annum. The exceptional operating costs of £10 million in Shaw's relate to the acquisition of stores from the liquidator of Ames in the year, being asset write offs and onerous lease provisions in respect of replacement stores.

The Homebase disposal was concluded in the year with the sale of the remaining equity investment and the redemption of the loan notes for total proceeds of £184 million, which generated a net profit of £61 million. Total gross proceeds in excess of £1 billion have been generated from the sale of Homebase and the total profit on disposal was £125 million.

Surplus properties were sold in the year generating cash proceeds of £130 million and a property loss of £11 million.

Net exceptional operating costs and non-operating exceptional items amount to £15 million compared to £42 million last year.

The Group's underlying tax charge (before exceptional items and amortisation of goodwill) at £226 million (2002: £210 million), gives an underlying rate of 32.5 per cent (2002: 33.5 per cent).

Underlying earnings per share, before exceptional items and amortisation of goodwill, increased by 12.6 per cent to 24.2 pence (2002: 21.5 pence). Basic earnings per share increased by 24.1 per cent to 23.7 pence (2002: 19.1 pence).

A final dividend of 11.36 pence per share is proposed, which represents an increase of 5.0 per cent over last year. The total proposed dividend for the year is 15.58 pence which represents an increase of 5.0 per cent on last year and dividend cover of 1.52 times. This increase reflects the Directors' aim to continue to deliver double digit profit growth during the coming year and, if achieved, to increase the dividend by 5 per cent thereby recognising the need to restore dividend cover.

The Group's net debt has increased by £248 million during the year, to £1,404 million. Operating cash inflow remained strong at £1,070 million. Underlying EBITDA, excluding exceptional items, increased by 10.3 per cent, virtually in line with earnings. Working capital was broadly flat for the year, compared to an inflow of £78 million in the previous year, because of the timing of Easter and the introduction of new lines.

Group capital expenditure for the year was £1,197 million (2002: £1,159 million). Sainsbury's Supermarkets' capital expenditure was £1,035 million (2002: £1,023 million). Expenditure over the last two years has been high due to Business Transformation activities, primarily increased expenditure on refurbishments and the supply chain. On refurbishments, capital expenditure reduced from £230 million in 2002 to £93 million in 2003 and will be lower in 2004. On the supply chain £374 million has been invested over the last two years. This is a long term investment. Four new fulfilment centres will be open by the end of 2004 and significant operating efficiencies will be delivered in 2005. In the current financial year, Sainsbury's Supermarkets' capital expenditure will be

reduced to around £800 million. Shaw's capital expenditure was £155 million (2002: £133 million), excluding the £48 million cost of acquiring stores from the liquidator of Ames, and will increase in 2004 as a result of significant additions of new space during the year. Group capital expenditure is forecast to be £1.1 billion for 2004.

Shareholders' funds increased by £155 million to £5,003 million. Group gearing increased to 28 per cent (2002: 24 per cent). Return on Group capital employed increased from 11.1 per cent to 11.5 per cent in a year of major capital investment.

Pensions
The Board has been proactive in the area of pensions and has taken a number of decisions to reduce pension fund liabilities and address the potential fund deficit. These include additional Company contributions of £15 million in 2002 and 2003, closing the defined benefit final salary schemes to new members and introducing defined contribution stakeholder schemes. Additionally, this year the Company has offered existing members of the defined benefit final salary schemes the option of increasing their contributions from 4.25 per cent to 7.00 per cent, or moving to a career average arrangement at the current 4.25 per cent contribution level. The Company's remuneration policy, now reinforced, is to limit budgets for salary and wage increases to RPI, relying on non-pensionable bonus payments and share based incentive schemes to provide additional performance related rewards. The Board believes these actions will significantly reduce pension liabilities while continuing to achieve the necessary motivation of colleagues and offering them competitive opportunities to secure their financial well-being for retirement.

An actuarial valuation of the Group's UK schemes, is currently being prepared, which the Board believes will provide an appropriate basis for decisions to be made about funding for these schemes.

At 29 March 2003, the notional deficit, net of deferred tax, of the Group's defined benefit pension schemes, under FRS 17, was £607 million (2002: £257million). The increase is due to weak global stock markets and lower discount rates on AA corporate bonds. Since the year end the net deficit has reduced by 10 per cent to £543 million due to improved asset values.

The Group is not currently required to account for the profit and loss effect of FRS 17. The underlying FRS 17 (before settlement and curtailment gains) profit and loss account charge for the year would have been £13 million higher than the normal pension cost.

For enquiries:

Investor Relations:		**Media:**	
Roger Matthews		Jan Shawe	
Lynda Ashton	+44 (0) 20 7695 7162	Pip Wood	+44 (0) 20 7695 6127

The preliminary results presentation will begin at 0945 BST in our Auditorium at 33 Holborn, London, EC1N 2HT. Coffee and breakfast will be available from 0915 BST.

If you would like to attend please telephone 020 7695 6227. Strict security operates throughout the building and all external guests must be notified to us in advance.

If you are unable to attend in person, please phone our live-teleconference facilities at 0935 BST by dialling +44 (0) 1452 542 305. You will be asked to give your name and company. You will then be placed on hold and music will be heard. Shortly before the presentation begins you will hear an announcement and list of the speakers present.

To listen to the presentation for up to 7 days after the event dial +44 (0) 1452 55 00 00, using the pin number 113614#

To view the slides and the web cast of the presentation go to www.j-sainsbury.co.uk. The slides will be available from 0930 BST and the web cast will go live from 1530 BST.

A video of an interview with Sir Peter Davis will be available to view from 0700 BST on the morning of the announcement at www.j-sainsbury.co.uk. The audio and text transcript of this interview will also be available for download.

Group profit and loss account
for the 52 weeks to 29 March 2003

	Note	2003 £m	2002 £m	% Increase
Turnover including VAT and sales tax[A]		18,495	18,206	1.6
VAT and sales tax		(1,065)	(1,044)	
Continuing operations		17,430	17,154	
Discontinued operations		-	8	
Turnover excluding VAT and sales tax	3	17,430	17,162	1.6
Cost of sales (including exceptional costs)		(16,039)	(15,905)	
Gross profit		1,391	1,257	
Group administrative expenses (including exceptional costs)		(717)	(632)	
Continuing operations - operating profit before exceptional costs and amortisation of goodwill	2	752	679	10.8
Exceptional operating costs		(65)	(38)	
Amortisation of goodwill		(13)	(14)	
Continuing operations - operating profit		674	627	
Discontinued operations - operating loss		-	(2)	
Group operating profit	3	674	625	
Share of profit/ (loss) in joint ventures		3	(1)	
Loss on sale of properties	4	(11)	(4)	
Disposal of operations - discontinued	5	61	-	
Profit on ordinary activities before interest		727	620	
Net interest payable and similar items	6	(60)	(49)	
Underlying profit on ordinary activities before tax[B]		695	627	10.8
Exceptional items		(15)	(42)	
Amortisation of goodwill		(13)	(14)	
Profit on ordinary activities before tax		667	571	16.8
Tax on profit on ordinary activities	7	(206)	(200)	
Profit on ordinary activities after tax		461	371	
Equity minority interest		(7)	(7)	
Profit for the financial year		454	364	
Equity dividends	8	(298)	(285)	
Retained profit for the financial year		156	79	
Basic earnings per share	9	23.7p	19.1p	24.1
Underlying earnings per share[B]	9	24.2p	21.5p	12.6
Diluted earnings per share	9	23.7p	18.9p	
Underlying diluted earnings per share[B]	9	24.1p	21.3p	

A Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
B Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses
for the 52 weeks to 29 March 2003

	2003 £m	2002 £m
Profit for the financial year	**454**	364
Currency translation differences on foreign currency net investments	**(4)**	1
Total recognised gains relating to the financial year	**450**	365
Change in accounting policy for deferred tax	-	(160)
Total recognised gains since last annual report	**450**	205

The above profit for the financial year, on an historical cost equivalent basis, would be £463 million (2002: £364 million) as a result of the realisation of a property revaluation gain of £9 million (2002: £nil) in previous years.

Reconciliation of movements in Group equity shareholders' funds
for the 52 weeks to 29 March 2003

	2003 £m	2002 £m
Profit for the financial year	**454**	364
Equity dividends	**(298)**	(285)
	156	79
Currency translation differences	**(4)**	1
Proceeds from ordinary shares issued for cash	**3**	21
Amounts deducted in respect of shares issued to the QUEST	-	(4)
Net movement in equity shareholders' funds	**155**	97
Opening equity shareholders' funds	**4,848**	4,751
Closing equity shareholders' funds	**5,003**	4,848

Group balance sheet
at 29 March 2003 and 30 March 2002

	2003 £m	2002 £m
Fixed assets		
Intangible assets	226	263
Tangible assets	7,540	6,906
Investments	112	174
	7,878	7,343
Current assets		
Stock	800	751
Debtors	297	398
Sainsbury's Bank's current assets	2,397	2,193
Investments	20	16
Cash at bank and in hand	639	370
	4,153	3,728
Creditors: amounts falling due within one year		
Sainsbury's Bank's current liabilities	(2,237)	(2,060)
Other	(2,537)	(2,648)
	(4,774)	(4,708)
Net current liabilities	(621)	(980)
Total assets less current liabilities	7,257	6,363
Creditors: amounts falling due after more than one year	(1,885)	(1,223)
Provisions for liabilities and charges	(300)	(231)
Total net assets	5,072	4,909
Capital and reserves		
Called up share capital	484	484
Share premium account	1,424	1,421
Revaluation reserve	22	39
Profit and loss account	3,073	2,904
Equity shareholders' funds	5,003	4,848
Equity minority interest	69	61
Total capital employed	5,072	4,909

Group cash flow statement
for the 52 weeks to 29 March 2003

	Note	2003 £m	2002 £m
Net cash inflow from operating activities	10	**1,070**	1,067
Dividend received from joint venture		**8**	-
Returns on investments and servicing of finance			
Interest received		**67**	66
Interest paid		**(108)**	(114)
Interest element of finance lease payments		**(21)**	(21)
Net cash outflow from returns on investments and servicing of finance		**(62)**	(69)
Taxation		**(224)**	(171)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(1,169)**	(1,070)
Sale of tangible fixed assets		**130**	218
Purchase of intangible fixed assets		**(3)**	(3)
Net cash outflow from capital expenditure and financial investment		**(1,042)**	(855)
Acquisitions and disposals			
Repayments of loans from to ventures		**27**	-
Investment in joint ventures and fixed asset investments		**(1)**	(6)
Proceeds from sale of subsidiary undertakings		**-**	3
Proceeds from disposal of other fixed asset investments		**184**	-
Net cash inflow/(outflow) for acquisitions and from disposals		**210**	(3)
Equity dividends paid to shareholders		**(288)**	(275)
Net cash outflow before use of liquid resources and financing		**(328)**	(306)
Financing			
Issue of ordinary share capital		**3**	17
Decrease in short-term borrowings		**(88)**	(116)
Increase in long-term borrowings		**550**	434
Increase in finance leases		**151**	-
Capital element of finance lease payments		**(5)**	(4)
Net cash inflow from financing		**611**	331
Increase in net cash		**283**	25

Reconciliation of net cash flow to movement in net debt

	Note	2003 £m	2002 £m
Increase in net cash		**283**	25
Increase in debt and lease financing		**(462)**	(314)
Movement in finance leases		**(156)**	(8)
Exchange adjustments		**87**	-
Movement in net debt in the year	11	**(248)**	(297)
Net debt at the beginning of the year	11	**(1,156)**	(859)
Net debt at the end of the year	11	**(1,404)**	(1,156)

Notes to the results

1. Accounting policies

This financial statement has been prepared using the same accounting policies as set out in the Annual Report and Financial Statements for the year ended 30 March 2002.

The financial year represents the 52 weeks ended Saturday 29 March 2003 (prior year the 52 weeks ended Saturday 30 March 2002).

2. Sales and underlying operating profit - continuing operations

Sales and underlying operating profit of continuing operations (before exceptional operating costs and amortisation of goodwill) were as follows:

	Sales[1]		Underlying operating profit[2]	
	2003 £m	2002 £m	2003 £m	2002 £m
Continuing operations				
Sainsbury's Supermarkets	15,301	14,860	572	505
Sainsbury's Bank	183	165	22	22
JS Developments	145	112	19	15
Shaw's Supermarkets (US)	2,866	3,061	139	137
Total	18,495	18,198	752	679

[1] Includes VAT at Sainsbury's Supermarkets of £1,043 million (2002: £1,019 million) and sales tax at Shaw's Supermarkets of £22 million (2002: £25 million).

[2] Profit before exceptional operating costs of £55 million (2002: £30 million) in Sainsbury's Supermarkets and £10 million (2002: £8 million) in Shaw's Supermarkets and amortisation of goodwill of £13 million (2002: £14 million) in Shaw's Supermarkets.

3. Analysis of operating profit

	2003	2002		
	Continuing operations £m	Continuing operations £m	Discontinued operations £m	Total £m
Turnover	**17,430**	17,154	8	17,162
Cost of sales	**(15,988)**	(15,867)	(10)	(15,877)
Exceptional cost of sales	**(51)**	(28)	-	(28)
Gross profit	**1,391**	1,259	(2)	1,257
Administrative expenses	**(690)**	(608)	-	(608)
Exceptional administrative expenses	**(14)**	(10)	-	(10)
Amortisation of goodwill	**(13)**	(14)	-	(14)
Group administrative expenses	**(717)**	(632)	-	(632)
Operating profit	**674**	627	(2)	625

The exceptional operating costs comprise the following:

	2003 £m	2002 £m
Sainsbury's Supermarkets	**51**	20
Shaw's Supermarkets	**-**	8
Exceptional cost of sales	**51**	28
Sainsbury's Supermarkets	**4**	10
Shaw's Supermarkets	**10**	-
Exceptional administrative expenses	**14**	10
Total exceptional operating costs	**65**	38

The costs in Sainsbury's Supermarkets relate to the business transformation programme which involves upgrading its IT systems, supply chain and store portfolio. These costs are exceptional operating costs due to the scale, scope and pace of the transformation programme. These costs primarily relate to asset write-off and re-organisation costs. The cost of closure of the Taste joint venture of £5 million in 2002 is also included in Sainsbury's Supermarkets' exceptional administrative expenses for that year.

At Shaw's Supermarkets, the exceptional costs relate to the costs associated with the acquisition of stores from the liquidator of Ames during the year. Exceptional cost of sales for Shaw's Supermarket's in 2002 relates to the closure of a depot.

4. Loss on sale of properties

	2003 £m	2002 £m
Loss on disposal of Sainsbury's Supermarkets' properties	**(7)**	(5)
(Loss)/profit on disposal of Shaw's Supermarkets' properties	**(4)**	1
	(11)	(4)

5. Disposal of operations-discontinued

	2003 £m	2002 £m
Disposal of investment in Homebase	61	-

The Group sold its remaining investment in Homebase Limited and redeemed the outstanding loan notes in the year for a total consideration of £184 million. The profit on sale of the investment, after making provision for further liabilities arising from sites associated with the sale in 2001, amounted to £61 million.

6. Capitalised interest

	2003 £m	2002 £m
Capitalised interest included in net interest payable	22	16

7. Tax on profit on ordinary activities

	2003 £m	2002 £m
The tax charge based on the profit for the year is:		
UK Corporation tax at 30 per cent (2002 : 30 per cent)	173	151
Over provision in prior periods - UK	(9)	(1)
	164	150
Deferred tax	23	26
Overseas tax - current	43	38
- deferred	(4)	(4)
Taxation on exceptional items - current	(11)	(7)
- deferred	(9)	(3)
Tax on profit on ordinary activities	206	200

The taxation credit on exceptional items comprises £20 million (2002 : £10 million) on the exceptional operating costs.

8. Dividends

	2003 pence per share	2002 pence per share	2003 £m	2002 £m
Interim	4.22	4.02	81	78
Final proposed	11.36	10.82	217	207
	15.58	14.84	298	285

The final dividend will be paid on 25 July 2003 to shareholders on the register at the close of business 30 May 2003. The shares will become ex-dividend on 28 May 2003.

9. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

	2003 million	2002 million
Weighted average number of shares in issue	1,911.9	1,907.5
Weighted average number of dilutive share options	7.4	16.0
Total number of shares for calculating diluted earnings per share	1,919.3	1,923.5

9. Earnings per share (continued)

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of exceptional items and amortisation of goodwill.

	2003		2002	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic earnings	**454**	**23.7**	364	19.1
Exceptional items net of tax:				
Included in operating profit	**45**	**2.4**	28	1.5
Loss on sale of properties	**11**	**0.6**	4	0.2
Disposal of operations	**(61)**	**(3.2)**	-	-
Amortisation of goodwill	**13**	**0.7**	14	0.7
Underlying earnings before exceptional items and amortisation of goodwill	**462**	**24.2**	410	21.5
Diluted earnings	**454**	**23.7**	364	18.9
Underlying diluted earnings before exceptional items and amortisation of goodwill	**462**	**24.1**	410	21.3

10. Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Group operating profit	**674**	625
Depreciation	**393**	358
Amortisation of intangible assets	**18**	18
Loss on sale of equipment, fixtures and vehicles	**9**	3
(Increase)/decrease in stocks	**(62)**	23
Increase in debtors	**(20)**	(2)
Increase in creditors and provisions	**85**	57
Increase in Sainsbury's Bank current assets	**(204)**	(279)
Increase in Sainsbury's Bank current liabilities	**177**	264
Net cash inflow from operating activities	**1,070**	1,067

11. Analysis of net debt

	At 31 March 2002 £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	At 29 March 2003 £m
Current asset investments	16	4	-	-	20
Cash at bank and in hand	370	279	-	(10)	639
Bank overdrafts	(14)	-	-	-	(14)
	372	283	-	(10)	645
Due within one year:					
Borrowings	(327)	88	-	77	(162)
Finance leases	(4)	(33)	-	-	(37)
Due after one year:					
Borrowings	(1,017)	(550)	-	3	(1,564)
Finance leases	(180)	(113)	(10)	17	(286)
	(1,528)	(608)	(10)	97	(2,049)
Total net debt	(1,156)	(325)	(10)	87	(1,404)

12. Financial statements

The financial information is derived from the full Group Financial Statements for the 52 weeks to 29 March 2003 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended). The Group Accounts on which the auditors have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be delivered to the Registrar of Companies in due course, and posted to shareholders in June.

Copies may be obtained through our website www.j-sainsbury.co.uk or by calling Freephone 0800 0154330.